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                                                                 EXHIBIT (c)(19)



MARTIN MARIETTA CORPORATION              6801 Rockledge Drive
                                         Bethesda, Maryland 20617
                                         Telephone (301) 897-6185


NORMAN R. AUGUSTINE
Chairman and Chief Executive Officer

                                            March 31, 1994

Board of Directors
Grumman Corporation
c/o Gene T. Sykes
Goldman Sachs & Co.
85 Broad Street
New York, NY 10004

Lady and Gentlemen:

     We have received the letter dated March 28, 1994 from Dr. Caporali regarding proposals for the acquisition of Grumman.

     On February 21, 1994, Martin Marietta provided to Grumman Corporation a proposal to enter into discussions leading to a cash tender for Grumman shares at $55.00 per share. In that letter, we indicated that we had placed "the highest value possible on Grumman," and that it was "our best proposal." We relied upon assurances that the other potential suitor had executed a binding agreement, virtually identical to our own, that precluded any unsolicited offer and we chose to provide our highest and best offer in that proposal to "avoid a debilitating and unpredictable auction process."

     As a result of your acceptance of our proposal, our two companies worked together to complete an unusual reciprocal due diligence investigation whereby we made available to Grumman highly sensitive and confidential information about our company. In addition, we went so far as to collectively develop a strategic plan for capitalizing on the combined company's strengths in the consolidating defense marketplace. We then jointly announced on March 7, 1994 a Grumman/Martin Marietta combination "on the leading edge of the industry consolidation."

     Martin Marietta remains excited about the benefits of a Grumman/Martin Marietta combination and committed to the terms of the March 6, 1994 Merger Agreement (the "Merger Agreement") between our two companies. We have consistently made clear that Martin Marietta has no interest in participating in an auction process which we believe would be damaging to Grumman, its employees and our mutual customers. As we stated in our February 21, 1994 letter, Martin Marietta's Board of Directors believes that $55.00 per share is a full and fair price for Grumman shares and truly represents our "highest and best offer." As a result, while we are fully prepared to carry out the terms of the Merger Agreement, we do not believe that it is in our shareholders' best interests to increase our offer.

     Grumman cannot enter into a merger agreement with Northrop (or any other third party) while the Merger Agreement is in effect. We recognize that Grumman has the right to terminate the Merger Agreement pursuant to Section 8.1(d)(ii) thereof if Grumman's Board determines in its good faith judgement and in the exercise of its fiduciary duties, based on the written opinion of legal counsel, that a different offer is more favorable to Grumman's shareholders. However, such termination would not be effective until the $50 Million fee required by
Section 8.3(b) has been paid. While we hope that Grumman does not choose this course of action, we enclose wiring instructions in the event Grumman decides to proceed in this manner. Also, pursuant to Section 8.3(c) of the Merger Agreement, our out-of-pocket fees and expenses, not to exceed $8.8 Million would be payable upon such a termination and within one business day of request thereof. In such event we would expect to submit promptly a reimbursement request under Section 8.3(c).


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     Despite our disappointment at the possibility that the Grumman employees may not have the opportunity to join with Martin Marietta in a combination that Dr. Caporali indicated would be "far superior to any of our other options" we maintain our high regard for the Grumman legacy and its people.

     If there are any questions, please feel free to contact us at your convenience. We can be reached through our advisors at Bear Stearns & Co., Mr. Denis Bovin (212) 272-6938 or Mr. Michael J. Urfirer (212) 272-3331.

                                           Sincerely,
                                           Norman R. Augustine